FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No  X
                                 ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

                                     Notice
              of a mandatory tender offer related to the shares of
                         Vychodoceska energetika, a.s.

Further to a notice in the Hospodarske noviny daily on September 3, 2003 on a subsequent announcement of a mandatory tender offer to the shareholders of the target company, Vychodoceska energetika, a. s., with its registered office at Sladkovskeho 215, 501 03 Hradec Kralove, Identification No: 60108720 (VCE), CEZ,
a. s. hereby announces that the mandatory tender offer has been approved by the Securities Commission by decision Ref. 45/N/893/2003/1, dated September 10, 2003.

The wording of the mandatory tender offer to VCE shareholders (see annex A hereto) will be published on September 15, 2003 in the Hospodarske noviny daily.

                                     Annex A

                             MANDATORY TENDER OFFER

                                   CEZ, a. s.,
  with its registered office at Duhova 2/1444, 140 53 Prague 4, Identification
No.: 45274649, entered in the Commercial Register administered by the Municipal
          Court in Prague, Section B., File No. 1581 (the "Offeror"),

pursuant to Section 183b(1) of Act No. 513/1991 Coll., the Commercial Code, as amended (the "Commercial Code"), hereby makes a mandatory tender offer to all holders of participating securities issued by

                         Vychodoceska energetika, a.s.,
     with its registered office at Sladkovskeho 215, 501 03 Hradec Kralove,
        Identification No.: 60108720, entered in the Commercial Register administered by the Regional Court in Hradec Kralove, Section B.,
                         File No. 1008 (the "Company"),

                 for the purchase price of CZK 3,051.10 (to wit:
                    three thousand fifty-one point ten Czech crowns) per Share (as the term "Share" is defined below).

1. On July 4, 2003, the Offeror, being E.ON Czech Holding AG, with its registered office in 80335 Munich, Nymphenburger Strasse 20 a, Germany, and EBO Czech Investments Limited, with its registered office at Tower 42, 25 Old Broad St, EC2N HQ London, Great Britain, entered into a securities swap agreement (the "Swap Agreement"), whereby the Offeror, once it has complied with the agreed terms and conditions, shall acquire a total of 1,064,012 shares in the Company. As of the execution date of the Swap Agreement, E.ON Czech Holding AG authorized the Offeror to dispose with voting rights attached to the said shares in the Company, thus giving the Offeror a share in the voting rights attached to the Company's shares in the amount of 41.733%. As the Offeror's share in the voting rights of the Company was already 50.075% as of July 4, 2003, the Offeror's total share in the Company's voting rights amounts to 91.808%.

2. Pursuant to the provisions of Section 183b(1) of the Commercial Code, an obligation to make this unconditional and unlimited tender offer to all holders of participating securities issued by the Company (the "Offer") arose on the part of the Offeror on July 5, 2003. The Offeror makes this Offer in order to meet the above statutory requirement. In order to secure the Offer's effectuation, particularly the settlement of the transfer of securities and purchase prices, the Offeror has empowered Deutsche Bank Aktiengesellschaft, acting through Deutsche Bank Aktiengesellschaft Filiale Prag, organizacni slozka, with its registered office at Jungmannova 34, P.O. Box 829, 111 21 Prague 1, Identification No.: 60433566 (the "Bank").

3.   The participating securities subject to the Offer consist of:

     a) listed common bearer shares of the Company in book-entry form, each having a par value of CZK 1,000, ISIN: CZ0005076950 (the "Bearer Shares"), and

     b) registered common shares of the Company in book-entry form, each having a par value of CZK 1,000, SIN: 770950001501 (the "Registered Shares");

     (the Bearer Shares and the Registered Shares are hereinafter jointly referred to also as the "Shares").

4. The price per Share amounts to CZK 3,051.10 (to wit: three thousand fifty-one point ten Czech crowns) (the "Price"). The Offeror has set the Price in accordance with Section 183c of the Commercial Code. The fairness of the Price is substantiated by expert opinion No. 0903/03 of the expert institute, PROSCON, s.r.o., with its registered office in Prague 4, Na Zlatnici 13, Postal Code: 147 00, Identification No.: 49356381 (the "Expert"). When determining the Price, the Expert made allowance for the weighted average of prices for the past 6 months provided by the Securities Center (the average price per Bearer Share as of July 5, 2003 was CZK 3,051.02 (to wit: three thousand and fifty-one point zero two Czech crowns); no transactions involving the Bearer Shares were registered with the Securities Center over the past 6 months), and applied ROE, ROA and comparison, arriving at the conclusion that the value per Share is CZK 2,948.30 (to wit: two thousand nine hundred forty-eight point thirty Czech crowns), with CZK 3,051.10 (to wit: three thousand and fifty-one point ten Czech crowns) being a fair price as to the value per Share. The price set by the Expert as a fair price to the value per Share is therefore identical to the Price set by the Offeror. The premium price amounts to CZK 3,051.96 (to wit: three thousand and fifty-one point ninety-six Czech crowns) per Share. An original of the expert opinion is available for viewing on business days from 8:30 a.m. to 04:00 p.m. at the above-specified offices of the Bank, and copies of the expert opinion are available at the same place upon request of the Company's shareholders, at Offeror's costs.

5. The Offer is binding for the period of 4 weeks following its announcement in the Hospodarske noviny daily.

6. As regards the Bearer Shares, acceptance of the Offer shall be expressed within the binding period as follows:
     A person intending to accept the Offer (the "Offeree") shall notify the Offeror of the acceptance of the Offer of the Bearer Shares by giving, in a manner complying with the conditions below, an instruction to accept the Offer (the "Instruction") via RM-SYSTEM, a.s. ("RM-S"). Such Instruction must include (i) the registration number and birth number (registration number allocated by the Securities Center in the case of non-residents), or identification number of the Offeree, (ii) the registration number of the Offeror, i.e. 66511637-3, (iii) ISIN "CZ0005076950", (iv) the number of Bearer Shares subject to sale, (v) the Price per Bearer Share, i.e. CZK 3,051.10, (vi) the method of payment of the Price to the Offeree set under the

     Market Rules and other regulations of RM-S, and other requirements, if any, of the Market Rules and other regulations of RM-S. Both the Offeror and Offeree bear their own costs separately (e.g. costs incurred in connection with filing and executing the Instruction) in accordance with the applicable tariff of RM-S. The relevant Instruction forms are available at RM-S centers. An agreement on the purchase of the Bearer Shares is deemed concluded at 00:00:01 a.m. on RM-S' business day following the day the Instruction was filed. The Bearer Shares shall be transferred and the Price shall be paid upon the execution of the agreement in accordance with the RM-S Market Rules, an agreement between RM-S and the Offeror, and the Instruction, upon the lapse of the binding period of the Offer at the earliest, but no later than within 60 days following the execution of the agreement.

7. As regards the Registered Shares, acceptance of the Offer shall be expressed within the binding period as follows:
     The Offeree shall communicate the acceptance of the Offer of the Registered Shares to the Offeror by delivering written notice of acceptance of the Offer (the "Notice") to the Bank at Jungmannova 34, P.O. Box 829, 111 21 Prague 1. The Notice shall be delivered to the Bank by the end of the binding period of the Offer, whether via registered mail or by delivering it to the filing room of the Bank located at its registered offices referred to above. The Notice shall be made by filling out a form created by the Offeror for that purpose, which form is available during business hours at the above-specified registered office of the Bank, on the Offeror's website http://www.cez.cz/ (Sections "For investors - outstanding securities"), or upon request made to the Bank via mail or fax. The Offeree is obliged to sign the Notice and have its signature notarized. If an agent signs the Notice on behalf of the Offeree, an original or an authenticated copy of a power of attorney (or powers of attorney, if substitution is involved) with notarized signature must be attached. Offerees - legal entities must also attach to the Notice an original or an authenticated copy of a valid extract from the Commercial Register or other official register of legal entities, if the Offerees are not registered with the Commercial Register, with such extract not to be older than 3 months. If the Offeree is a municipality, it must attach to the Notice authenticated copies of a document allocating an identification number to it, a decision of its assembly on the sale of the Shares, and a document on the election of the mayor (containing the name, birth number/date of birth, and permanent residence of the mayor) (if such information is not available, an original or an authenticated copy of mayor's affidavit needs to be furnished instead - the relevant form is available at the same place as the Notice forms). Any documents in a foreign language need to be provided with a certified translation into Czech and other public and official documents need to be super-legalized accordingly. The Notice also constitutes a power of attorney to give instructions for the listing of the Registered Shares.

          An agreement on the purchase of Registered Shares is deemed concluded by the delivery of the Notice, including all the relevant attachments, to the Bank (provided that the Notice is made in accordance with the Offer). The Registered Shares shall be transferred upon the registration of the transfer with the Securities Center upon the lapse of the binding period of the Offer at the earliest, but no later than within 60 days following the execution of the agreement. The Price for the Registered Shares shall be paid without any undue delay upon the settlement of the transfer of the relevant Registered Shares, but no later than within 60 days following the execution of the agreement, via wire transfer to a bank account specified by the Offeree in the Notice.

8. An incorrect, incomplete or delayed Instruction or an incorrect, incomplete or delayed Notice are not deemed valid acceptance of the Offer, and, as such, they shall not be taken into account.

9. If, under this Offer, an agreement on the purchase of Shares is concluded, with the subject matter involving the Shares, (i) which are not subject to the Offeree's unlimited disposal (limitations ensuing from the Company's statutes are not deemed such limitations) or to which the Offeree's rights are otherwise limited, (ii) which do not include all independently transferable rights pursuant to Section 156a of the Commercial Code or all rights to Shares under legal regulations, (iii) which are subject to a preemptive, option or other third-party right, or (iv) which are suffering from other legal defects and defects of substance, the Offeror may withdraw from the concluded agreement on the purchase of Shares.

10. Every party accepting the Offer may postpone the acceptance until the agreement on the purchase of the Shares is concluded, in the same manner as in the case of accepting the Offer, unless the RM-S Market Rules or other regulations of RM-S disallow it with respect to the Bearer Shares. If the agreement on the purchase of Shares has been concluded, the person who accepted the Offer may withdraw therefrom before the lapse of the binding period of the Offer, (i) as regards the Bearer Shares, by giving an instruction to withdraw from the agreement concluded via RM-S (the "agreement withdrawal instruction") in accordance with the RM-S Market Rules and subject to the terms and conditions stipulated therein, and (ii) as regards the Registered Shares, by virtue of a notice of withdrawal from the Offer (the "Withdrawal Notice") to the Offeror via the Bank. The Withdrawal Notice must be delivered to the Bank within the binding period of the Offer via registered mail or by delivering it to the filing room of the Bank located at its registered offices referred to above. The Withdrawal Notice must be made by using a form created for this purpose by the Offeror, which is available during business hours at the above-specified registered office of the Bank, on the Offeror's website at http://www.cez.cz/ (section "For investors - Outstanding securities ") or upon request made to the Bank by mail or fax. If the Shares have already been transferred and the Price for the Shares has already been paid to the Offeree, a receipt evidencing that the Price for the Shares subject to withdrawal has been paid back to the Offeror's account (acct. no. 0030100002/7910) needs to be delivered together with the Withdrawal Notice. The Shares shall be transferred by the Offeror at the expense of the Offeree via the Bank back to the Offeree's account specified in the Withdrawal Notice, without any undue delay following the delivery of the Withdrawal Notice to the Bank. As per other requirements for the Withdrawal Notice and its signature, the same shall apply as when accepting the Offer (i.e. authenticated signature), including Item 8 hereof. The Offeror shall not be obliged to return the Shares before the Offeree has returned the Price for the Shares paid to it.

11. The aim of the Offeror is to further expand the current business activity of the Company and incorporate it into the conglomerate of the Offeror in order to reach synergy and make the Company's business more efficient. In connection with gaining control over the Company, the Offeror does not intend to implement any major changes as to the Company's employees and the employment conditions. The Offeror does not at present intend to propose any further changes to the composition of the Company's bodies.

12. The Offeror finances the Price out of its own resources. The Offeror hereby declares that it has sufficient funds to cover its obligations ensuing herefrom.

13. The Offer was approved by the Securities Commission by decision Ref. 45/N/893/2003/1 dated September 10, 2003.

                                                CEZ, a. s.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            CEZ, a. s.
                                                  ------------------------------
                                                           (Registrant)
Date: September 15, 2003
                                                  By: /s/ Libuse Latalova
                                                     ---------------------------
                                                           Libuse Latalova
                                                  Head of Finance Administration